FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                    under the Securities Exchange Act of 1934


                           For the Month of March 2003

                         Commission File Number: 0-16350

                                  WPP GROUP PLC
          -------------------------------------------------------------
                 (Translation of registrant's name into English)

                     27 Farm Street, London W1X 6RD England
         --------------------------------------------------------------
                    (Address of principal executive offices)


           Indicate by check mark whether the registrant files or will file the annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F        X                 Form 40-F         ___
                                  ---

          Indicate by check mark whether the registrant files or will file the annual reports under cover of Form 20-F or Form 40-F:

          Form 20-F        X                 Form 40-F
                          ---                               ---

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

          Yes                                No      X
                        ---                         ---

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________

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                                  EXHIBIT INDEX
                                  -------------



Exhibit No.       Description
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99.1              Announcement delivered to the London Stock Exchange.














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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf of the undersigned, thereunto duly authorized.


                                         WPP GROUP PLC
                                         -------------
                                         (Registrant)


Date:   March 3, 2003                By: /s/ Paul Richardson
                                         -------------------
                                         Paul Richardson
                                         Group Finance Director
























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